EXHIBIT 13.2
Condensed Consolidated Statement of Income

	Three months ended		Nine months ended
(unaudited)	September 30		September 30
(millions of Canadian dollars)	2012	2011	2012	2011

Revenues
Natural Gas Pipelines	1,058	1,036	3,177	3,107
Oil Pipelines	259	229	769	575
Energy	809	778	1,972	2,142
	2,126	2,043	5,918	5,824

Income from Equity Investments	71	127	196	328

Operating and Other Expenses
Plant operating costs and other	758	717	2,192	1,973
Commodity purchases resold	337	271	758	782
Depreciation and amortization	342	337	1,032	987
	1,437	1,325	3,982	3,742

Financial Charges/(Income)
Interest expense	253	267	745	768
Interest income and other	(34)	43	(70)	(12)
	219	310	675	756

Income before Income Taxes	541	535	1,457	1,654

Income Taxes Expense
Current	8	45	104	185
Deferred	125	79	240	242
	133	124	344	427

Net Income	408	411	1,113	1,227

Net Income Attributable to Non-Controlling Interests	23	26	73	79
Net Income Attributable to Controlling Interests	385	385	1,040	1,148
Preferred Share Dividends	6	6	17	17
Net Income Attributable to Common Shares	379	379	1,023	1,131

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Comprehensive Income

	Three months ended		Nine months ended
(unaudited)	September 30		September 30
(millions of Canadian dollars)	2012	2011	2012	2011

Net Income	408	411	1,113	1,227
Other Comprehensive Income/(Loss), Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(196)	416	(189)	262
Change in fair value of derivative instruments to hedge the net investments in foreign operations(2)	99	(213)	76	(141)
Change in fair value of derivative instruments designated as cash flow hedges(3)	60	(18)	43	(113)
Reclassification to Net Income of losses on derivative instruments designated as cash flow hedges(4)	47	44	119	114
Reclassification to Net Income of actuarial losses and prior service costs on pension and other post-retirement benefit plans(5)	4	2	18	7
Other Comprehensive (Loss)/Income of Equity Investments(6)	(3)	1	(1)	1
Other Comprehensive Income	11	232	66	130

Comprehensive Income	419	643	1,179	1,357

Comprehensive (Loss)/Income Attributable to Non-Controlling Interests	(11)	98	42	133
Comprehensive Income Attributable to Controlling Interests	430	545	1,137	1,224
Preferred Share Dividends	6	6	17	17
Comprehensive Income Attributable to Common Shares	424	539	1,120	1,207

(1)	Net of income tax expense of $51 million and $48 million for the three and nine months ended September 30, 2012, respectively (2011 - recovery of $97 million and $57 million, respectively).
(2)	Net of income tax expense of $34 million and $26 million for the three and nine months ended September 30, 2012, respectively (2011 - recovery of $78 million and $51 million, respectively).
(3)	Net of income tax expense of $28 million and $9 million for the three and nine months ended September 30, 2012, respectively (2011 - recovery of $9 million and $49 million, respectively).
(4)	Net of income tax expense of $26 million and $67 million for the three and nine months ended September 30, 2012, respectively (2011 - expense of $20 million and $57 million, respectively).
(5)	Net of income tax expense of $2 million and recovery of $1 million for the three and nine months ended September 30, 2012, respectively (2011 - expense of $1 million and $3 million, respectively).
(6)
Primarily related to reclassification to Net Income of actuarial losses on pension and other post-retirement benefit plans, gains and losses on derivative instruments designated as cash flow hedges, offset by change in gains and losses on derivative instruments designated as cash flow hedges, net of income tax recovery of $1 million and nil for the three and nine months ended September 30, 2012, respectively (2011 -  recovery of $2 million and expense of $3 million, respectively).

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Cash Flows

	Three months ended		Nine months ended
(unaudited)	September 30		September 30
(millions of Canadian dollars)	2012	2011	2012	2011

Cash Generated from Operations
Net income	408	411	1,113	1,227
Depreciation and amortization	342	337	1,032	987
Deferred income taxes	125	79	240	242
Income from equity investments	(71)	(127)	(196)	(328)
Distributions received from equity investments	95	127	252	307
Employee future benefits expense (less than)/in excess of funding	(23)	6	(11)	4
Other	(16)	72	18	105
Decrease in operating working capital	242	102	99	205
Net cash provided by operations	1,102	1,007	2,547	2,749

Investing Activities
Capital expenditures	(694)	(505)	(1,555)	(1,593)
Equity investments	(144)	(213)	(557)	(451)
Deferred amounts and other	40	93	82	133
Net cash used in investing activities	(798)	(625)	(2,030)	(1,911)

Financing Activities
Dividends on common and preferred shares	(315)	(301)	(932)	(884)
Distributions paid to non-controlling interests	(27)	(27)	(84)	(70)
Advances from/(to) parent, net	10	(10)	(260)	197
Notes payable (repaid)/issued, net	(930)	154	(341)	(257)
Long-term debt issued, net of issue costs	995	54	1,488	573
Reduction of long-term debt	(12)	(206)	(782)	(946)
Common shares issued	-	-	269	-
Partnership units of subsidiary issued, net of costs	-	-	-	321
Net cash used in financing activities	(279)	(336)	(642)	(1,066)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(14)	27	(19)	12

Increase/(Decrease) in Cash and Cash Equivalents	11	73	(144)	(216)

Cash and Cash Equivalents
Beginning of period	474	359	629	648

Cash and Cash Equivalents
End of period	485	432	485	432

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Balance Sheet

(unaudited)	September 30	December 31
(millions of Canadian dollars)	2012	2011

ASSETS
Current Assets
Cash and cash equivalents	485	629
Accounts receivable	908	1,113
Due from TransCanada Corporation	1,010	750
Inventories	214	248
Other	967	1,104
	3,584	3,844
Plant, Property and Equipment, net of accumulated depreciation of $16,259 and $15,406, respectively	32,379	32,467
Equity Investments	5,520	5,077
Goodwill	3,419	3,534
Regulatory Assets	1,629	1,684
Intangibles and Other Assets	1,437	1,460
	47,968	48,066

LIABILITIES
Current Liabilities
Notes payable	1,470	1,863
Accounts payable	1,872	2,336
Accrued interest	366	367
Current portion of long-term debt	1,070	935
	4,778	5,501
Regulatory Liabilities	321	297
Deferred Amounts	706	929
Deferred Income Tax Liabilities	3,858	3,591
Long-Term Debt	17,899	17,724
Junior Subordinated Notes	983	1,016
	28,545	29,058
EQUITY
Common shares, no par value	14,306	14,037
Issued and outstanding:September 30, 2012 - 738 million shares
December 31, 2011 - 732 million shares
Preferred shares	389	389
Additional paid-in capital	398	394
Retained earnings	4,652	4,561
Accumulated other comprehensive loss	(1,352)	(1,449)
Controlling Interests	18,393	17,932
Non-controlling interests	1,030	1,076
Equity	19,423	19,008
	47,968	48,066

Contingencies and Guarantees (Note 9)

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Accumulated Other Comprehensive (Loss)/Income

(unaudited) (millions of Canadian dollars)	Currency Translation Adjustments	Cash Flow Hedges and Other	Pension and Other Post-retirement Plan Adjustments	Total
Balance at December 31, 2011	(643)	(281)	(525)	(1,449)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(158)	-	-	(158)
Change in fair value of derivative instruments to hedge net investments in foreign operations(2)	76	-	-	76
Change in fair value of derivative instruments designated as cash flow hedges(3)	-	43	-	43
Reclassification to Net Income of losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	119	-	119
Reclassification of actuarial losses and prior service costs on pension and other post-retirement benefit plans(6)	-	-	18	18
Other Comprehensive (Loss)/Income of Equity Investments (7)	-	(12)	11	(1)
Balance at September 30, 2012	(725)	(131)	(496)	(1,352)

(unaudited) (millions of Canadian dollars)	Currency Translation Adjustments	Cash Flow Hedges and Other	Pension and Other Post-retirement Plan Adjustments	Total
Balance at December 31, 2010	(683)	(194)	(366)	(1,243)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	216	-	-	216
Change in fair value of derivative instruments to hedge net investments in foreign operations(2)	(141)	-	-	(141)
Change in fair value of derivative instruments designated as cash flow hedges(3)	-	(113)	-	(113)
Reclassification to Net Income of losses on derivative instruments designated as cash flow hedges(4)(5)	-	106	-	106
Reclassification of actuarial losses and prior service costs on pension and other post-retirement benefit plans(6)	-	-	7	7
Other Comprehensive (Loss)/Income of Equity Investments (7)	-	(7)	8	1
Balance at September 30, 2011	(608)	(208)	(351)	(1,167)

(1)	Net of income tax expense of $48 million and non-controlling interest losses of $31 million for the nine months ended September 30, 2012 (2011 - recovery of $57 million; gain of $46 million).
(2)	Net of income tax expense of $26 million for the nine months ended September 30, 2012 (2011 - recovery of $51 million).
(3)	Net of income tax expense of $9 million for the nine months ended September 30, 2012 (2011 - recovery of $49 million).
(4)	Net of income tax expense of $67 million and non-controlling interest losses of nil for the nine months ended September 30, 2012 (2011 - expense of $57 million; gain of $8 million).
(5)
Losses related to cash flow hedges reported in AOCI and expected to be reclassified to Net Income in the next 12 months are estimated to be $56 million ($31 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

(6)	Net of income tax recovery of $1 million for the nine months ended September 30, 2012 (2011 - expense of $3 million).
(7)
Primarily related to reclassification to Net Income of actuarial losses on pension and other post-retirement benefit plans, reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges, partially offset by changes in gains and losses on derivative instruments designated as cash flow hedges, net of income tax expense of nil for the nine months ended September 30, 2012 (2011 - nil).

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Equity

	Nine months ended
(unaudited)	September 30
(millions of Canadian dollars)	2012	2011

Common Shares
Balance at beginning of period	14,037	11,636
Proceeds from common shares issued	269	-
Balance at end of period	14,306	11,636

Preferred Shares
Balance at beginning and end of period	389	389

Additional Paid-In Capital
Balance at beginning of period	394	359
Other	4	4
Dilution gain from TC PipeLines, LP units issued	-	30
Balance at end of period	398	393

Retained Earnings
Balance at beginning of period	4,561	4,227
Net income attributable to controlling interests	1,040	1,148
Common share dividends	(932)	(886)
Preferred share dividends	(17)	(17)
Balance at end of period	4,652	4,472

Accumulated Other Comprehensive Loss
Balance at beginning of period	(1,449)	(1,243)
Other comprehensive income	97	76
Balance at end of period	(1,352)	(1,167)

Equity Attributable to Controlling Interests	18,393	15,723

Equity Attributable to Non-Controlling Interests
Balance at beginning of period	1,076	768
Net income attributable to non-controlling interests	73	79
Other comprehensive (loss)/income attributable to non-controlling interests	(31)	54
Sale of TC PipeLines, LP units
Proceeds, net of issue costs	-	321
Decrease in TCPL's ownership	-	(50)
Distributions to non-controlling interests	(84)	(78)
Other	(4)	13
Balance at end of period	1,030	1,107

Total Equity	19,423	16,830

See accompanying notes to the condensed consolidated financial statements.

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Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Basis of Presentation

These condensed consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) have been prepared by management in accordance with United States generally accepted accounting principles (U.S. GAAP). Comparative figures, which were previously presented in accordance with Canadian generally accepted accounting principles as defined in Part V of the Canadian Institute of Chartered Accountants Handbook (CGAAP), have been adjusted as necessary to be compliant with the Company's accounting policies under U.S. GAAP. The amounts adjusted for U.S. GAAP presented in these condensed consolidated financial statements for the three and nine months ended September 30, 2011 are the same as those that have been previously reported in the Company's September 30, 2011 Reconciliation to U.S. GAAP. The amounts adjusted for U.S. GAAP at December 31, 2011 are the same as those reported in Note 25 of TCPL's 2011 audited Consolidated Financial Statements included in TCPL's 2011 Annual Report. The accounting policies and critical accounting estimates applied are consistent with those outlined in TCPL's 2011 Annual Report, except as described in Note 2, which outlines the Company's significant accounting policies that have changed upon adoption of U.S. GAAP. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the Glossary of Terms contained in TCPL's 2011 Annual Report.

These condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect the financial position and results of operations for the respective periods. These condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2011 audited Consolidated Financial Statements included in TCPL's 2011 Annual Report. Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current period.

Earnings for interim periods may not be indicative of results for the fiscal year in the Company's Natural Gas Pipeline segment due to seasonal fluctuations in short-term throughput volumes on U.S. pipelines. Earnings for interim periods may also not be indicative of results for the fiscal year in the Company's Energy segment due to the impact of seasonal weather conditions on customer demand and market pricing in certain of the Company's investments in electrical power generation plants and non-regulated gas storage facilities.

Use of Estimates and Judgements

In preparing these financial statements, TCPL is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

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2.	Changes in Accounting Policies

Changes to Accounting Policies Upon Adoption of U.S. GAAP

Principles of Consolidation
The condensed consolidated financial statements include the accounts of TCPL and its subsidiaries. The Company consolidates its interests in entities over which it is able to exercise control. To the extent there are interests owned by other parties, these interests are included in Non-Controlling Interests.  TCPL uses the equity method of accounting for joint ventures in which the Company is able to exercise joint control and for investments in which the Company is able to exercise significant influence. TCPL records its proportionate share of undivided interests in certain assets.

Inventories
Inventories primarily consist of materials and supplies, including spare parts and fuel, and natural gas inventory in storage, and are carried at the lower of weighted average cost or market.

Income Taxes
The Company uses the liability method of accounting for income taxes. This method requires the recognition of deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period during which they occur except for changes in balances related to the Canadian Mainline, Alberta System and Foothills, which are deferred until they are refunded or recovered in tolls, as permitted by the NEB.

Canadian income taxes are not provided on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future.

Employee Benefit and Other Plans
The Company sponsors defined benefit pension plans (DB Plans), defined contribution plans (DC Plans), a Savings Plan and other post-retirement benefit plans. Contributions made by the Company to the DC Plans and Savings Plan are expensed in the period in which contributions are made. The cost of the DB Plans and other post-retirement benefits received by employees is actuarially determined using the projected benefit method pro-rated based on service and management's best estimate of expected plan investment performance, salary escalation, retirement age of employees and expected health care costs.

The DB Plans' assets are measured at fair value. The expected return on the DB Plans' assets is determined using market-related values based on a five-year moving average value for all of the DB Plans' assets. Past service costs are amortized over the expected average remaining service life of the employees. Adjustments arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The Company recognizes the overfunded or underfunded status of its DB Plans as an asset or liability on its Balance Sheet and recognizes changes in that funded status through Other Comprehensive Income/(Loss) (OCI) in the year in which the change occurs. The excess of net actuarial gains or losses over 10 per cent of the greater of the benefit obligation and the market-related value of the DB Plans' assets, if any, is amortized out of Accumulated Other Comprehensive Income/(Loss) (AOCI) over the average remaining service period of the active employees.  For certain regulated operations, post-retirement benefit amounts are recoverable through tolls as benefits are funded. The Company records any unrecognized gains and losses or changes in actuarial assumptions related to these post-retirement benefit plans as either regulatory assets or liabilities. The regulatory assets or liabilities are amortized on a straight-line basis over the average remaining service life of active employees. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

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The Company has medium-term incentive plans, under which payments are made to eligible employees. The expense related to these incentive plans is accounted for on an accrual basis. Under these plans, benefits vest when certain conditions are met, including the employees' continued employment during a specified period and achievement of specified corporate performance targets.

Long-Term Debt Transaction Costs
The Company records long-term debt transaction costs as deferred assets and amortizes these costs using the effective interest method for all costs except those related to the Canadian natural gas regulated pipelines, which continue to be amortized on a straight-line basis in accordance with the provisions of tolling mechanisms.

Guarantees
Upon issuance, the Company records the fair value of certain guarantees entered into by the Company on behalf of partially owned entities for which contingent payments may be made. The fair value of these guarantees is estimated by discounting the cash flows that would be incurred by the Company if letters of credit were used in place of the guarantees. Guarantees are recorded as an increase to Equity Investments, Plant, Property and Equipment, or a charge to Net Income, and a corresponding liability is recorded in Deferred Amounts.

Changes in Accounting Policies for 2012

Fair Value Measurement
Effective January 1, 2012, the Company adopted the Accounting Standards Update (ASU) on fair value measurements as issued by the Financial Accounting Standards Board (FASB). Adoption of the ASU has resulted in an increase in the qualitative and quantitative disclosures regarding Level III measurements.

Intangibles - Goodwill and Other
Effective January 1, 2012, the Company adopted the ASU on testing goodwill for impairment as issued by the FASB. Adoption of the ASU has resulted in a change in the accounting policy related to testing goodwill for impairment, as the Company is now permitted under U.S. GAAP to first assess qualitative factors affecting the fair value of a reporting unit in comparison to the carrying amount as a basis for determining whether it is required to proceed to the two-step quantitative impairment test.

Future Accounting Changes

Balance Sheet Offsetting/Netting
In December 2011, the FASB issued amended guidance to enhance disclosures that will enable users of the financial statements to evaluate the effect, or potential effect, of netting arrangements on an entity's financial position. The amendments result in enhanced disclosures by requiring additional information regarding financial instruments and derivative instruments that are either offset in accordance with current U.S. GAAP or subject to an enforceable master netting arrangement. This guidance is effective for annual periods beginning on or after January 1, 2013. Adoption of these amendments is expected to result in an increase in disclosure regarding financial instruments which are subject to offsetting as described in this amendment.

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3.	Segmented Information

Three months ended September 30 (unaudited)	Natural Gas Pipelines		Oil Pipelines		Energy		Corporate		Total
(millions of Canadian dollars)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues	1,058	1,036	259	229	809	778	-	-	2,126	2,043
Income from equity investments	37	39	-	-	34	88	-	-	71	127
Plant operating costs and other	(435)	(376)	(82)	(73)	(220)	(250)	(21)	(18)	(758)	(717)
Commodity purchases resold	-	-	-	-	(337)	(271)	-	-	(337)	(271)
Depreciation and amortization	(231)	(231)	(37)	(38)	(70)	(65)	(4)	(3)	(342)	(337)
	429	468	140	118	216	280	(25)	(21)	760	845
Interest expense									(253)	(267)
Interest income and other									34	(43)
Income before Income Taxes									541	535
Income taxes expense									(133)	(124)
Net Income									408	411
Net Income Attributable to Non-Controlling Interests									(23)	(26)
Net Income Attributable to Controlling Interests									385	385
Preferred Share Dividends									(6)	(6)
Net Income Attributable to Common Shares									379	379

Nine months ended September 30 (unaudited)	Natural Gas Pipelines		Oil Pipelines(1)		Energy		Corporate		Total
(millions of Canadian dollars)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues	3,177	3,107	769	575	1,972	2,142	-	-	5,918	5,824
Income from equity investments	120	117	-	-	76	211	-	-	196	328
Plant operating costs and other	(1,246)	(1,064)	(243)	(167)	(638)	(685)	(65)	(57)	(2,192)	(1,973)
Commodity purchases resold	-	-	-	-	(758)	(782)	-	-	(758)	(782)
Depreciation and amortization	(697)	(688)	(109)	(95)	(215)	(194)	(11)	(10)	(1,032)	(987)
	1,354	1,472	417	313	437	692	(76)	(67)	2,132	2,410
Interest expense									(745)	(768)
Interest income and other									70	12
Income before Income Taxes									1,457	1,654
Income taxes expense									(344)	(427)
Net Income									1,113	1,227
Net Income Attributable to Non-Controlling Interests									(73)	(79)
Net Income Attributable to Controlling Interests									1,040	1,148
Preferred Share Dividends									(17)	(17)
Net Income Attributable to Common Shares									1,023	1,131

(1)	Commencing in February 2011, TCPL began recording earnings related to the Wood River/Patoka and Cushing Extension sections of Keystone.

Total Assets

(unaudited)
(millions of Canadian dollars)	September 30, 2012	December 31, 2011

Natural Gas Pipelines	22,862	23,161
Oil Pipelines	9,628	9,440
Energy	13,223	13,269
Corporate	2,255	2,196
	47,968	48,066

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4.	Income Taxes

At September 30, 2012, the total unrecognized tax benefit of uncertain tax positions was approximately $46 million (December 31, 2011 - $48 million). TCPL recognizes interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the three and nine months ended September 30, 2012 is a reversal of interest expense of $2 million and $1 million, respectively, and nil for penalties (2011 -  reversal of interest expense of $11 million and $13 million, respectively, and nil for penalties). At September 30, 2012, the Company had $6 million accrued for interest expense and nil accrued for penalties (December 31, 2011 - $7 million accrued for interest expense and nil accrued for penalties).

The effective tax rates for the nine-month periods ended September 30, 2012 and 2011 were 23.6 per cent and 25.8 per cent, respectively. The lower effective tax rate in 2012 was a result of a reduction in the Canadian statutory tax rate, and changes in the proportion of income earned between Canadian and foreign jurisdictions.

TCPL expects the enactment of certain Canadian Federal tax legislation in the next twelve months which is expected to result in a favourable income tax adjustment of approximately $25 million. Otherwise, subject to the results of audit examinations by taxation authorities and other legislative amendments, TCPL does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

5.	Long-Term Debt

In the three and nine months ended September 30, 2012, the Company capitalized interest related to capital projects of $74 million and $224 million, respectively (2011 - $66 million and $231 million, respectively).

In January 2012, TransCanada PipeLine USA Ltd. repaid the remaining principal of US$500 million on its five-year term loan.

In March 2012, TCPL issued US$500 million of 0.875 per cent senior notes due in 2015.

In May 2012, TCPL retired US$200 million of 8.625 per cent senior notes.

In August 2012, TCPL issued US$1.0 billion of 2.5 per cent senior notes due in 2022.

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6.	Common Shares

In January 2012, TCPL issued 6.5 million common shares to TransCanada Corporation resulting in proceeds of $269 million.

7.	Employee Post-Retirement Benefits

The net benefit plan expense for the Company's defined benefit pension plans and other post-retirement benefit plans is as follows:

	Three months ended September 30				Nine months ended September 30
(unaudited)	Pension Benefit Plans		Other Post-retirement Benefit Plans		Pension Benefit Plans		Other Post-retirement Benefit Plans
(millions of Canadian dollars)	2012	2011	2012	2011	2012	2011	2012	2011

Service cost	16	14	1	-	49	41	2	1
Interest cost	24	23	2	2	71	68	6	6
Expected return on plan assets	(28)	(29)	-	-	(85)	(85)	(1)	(1)
Amortization of actuarial loss	5	3	-	-	14	8	1	1
Amortization of past service cost	-	-	-	-	1	1	-	-
Amortization of regulatory asset	5	3	-	-	15	10	-	-
Amortization of transitional obligation related to regulated business	-	-	1	-	-	-	2	1
Net Benefit Cost Recognized	22	14	4	2	65	43	10	8

8.	Financial Instruments and Risk Management

Counterparty Credit and Liquidity Risk
TCPL's maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted of accounts receivable, the fair value of derivative assets and notes receivable. The carrying amounts and fair values of these financial assets, except amounts for derivative assets, are included in Accounts Receivable and Other in the Non-Derivative Financial Instruments Summary table below. Letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties who are investment grade. At September 30, 2012, there were no significant amounts past due or impaired.

At September 30, 2012, the Company had a credit risk concentration of $266 million due from a counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty's parent company.

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

Net Investment in Self-Sustaining Foreign Operations
The Company hedges its net investment in self-sustaining foreign operations on an after-tax basis with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At September 30, 2012, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $11.0 billion (US$11.2 billion) and a fair value of $14.4 billion (US$14.6 billion). At September 30, 2012, $60 million (December 31, 2011 - $79 million) was included in Other Current Assets, $96 million (December 31, 2011 - $66 million) was included in Intangibles and Other Assets, $6 million (December 31, 2011 - $15 million) was included in Accounts Payable and $18 million (December 31, 2011 - $41 million) was included in Deferred Amounts for the fair value of forwards and swaps used to hedge the Company's net U.S. dollar investment in self-sustaining foreign operations.

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Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations
The fair values and notional principal amounts for the derivatives designated as a net investment hedge were as follows:

	September 30, 2012		December 31, 2011
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2012 to 2019)(2)	131	US 3,950	93	US 3,850
U.S. dollar forward foreign exchange contracts
(maturing 2012)	1	US 100	(4)	US 725

	132	US 4,050	89	US 4,575

(1)	Fair values equal carrying values.
(2)
Consolidated Net Income in the three and nine months ended September 30, 2012 included net realized gains of $8 million and $22 million, respectively (2011 - gains of $8 million and $20 million, respectively) related to the interest component of cross-currency swap settlements.

Non-Derivative Financial Instruments Summary
The carrying and fair values of non-derivative financial instruments were as follows:

	September 30, 2012		December 31, 2011
(unaudited) (millions of dollars)	Carrying Amount(1)	Fair Value(2)	Carrying Amount(1)	Fair Value(2)

Financial Assets
Cash and cash equivalents	485	485	629	629
Accounts receivable and other(3)	1,137	1,193	1,378	1,422
Due from TransCanada Corporation	1,010	1,010	750	750
Available-for-sale assets(3)	32	32	23	23
	2,664	2,720	2,780	2,824

Financial Liabilities(4)
Notes payable	1,470	1,470	1,863	1,863
Accounts payable and deferred amounts(5)	1,069	1,069	1,330	1,330
Accrued interest	366	366	367	367
Long-term debt	18,969	24,938	18,659	23,757
Junior subordinated notes	983	1,048	1,016	1,027
	22,857	28,891	23,235	28,344

(1)
Recorded at amortized cost, except for US$350 million (December 31, 2011 - US$350 million) of Long-Term Debt that is recorded at fair value. This debt which is recorded at fair value on a recurring basis is classified in Level II of the fair value category using the income approach based on interest rates from external data service providers.

(2)
The fair value measurement of financial assets and liabilities recorded at amortized cost for which the fair value is not equal to the carrying value would be included in Level II of the fair value hierarchy using the income approach based on interest rates from external data service providers.

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(3)
At September 30, 2012, the Condensed Consolidated Balance Sheet included financial assets of $908 million (December 31, 2011 - $1.1 billion) in Accounts Receivable, $39 million (December 31, 2011 - $41 million) in Other Current Assets and $222 million (December 31, 2011 - $247 million) in Intangibles and Other Assets.

(4)
Consolidated Net Income in the three and nine months ended September 30, 2012 included losses of $2 million and $14 million, respectively (2011 - losses of $7 million and $18 million, respectively) for fair value adjustments related to interest rate swap agreements on US$350 million (2011 - US$350 million) of Long-Term Debt. There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.

(5)
At September 30, 2012, the Condensed Consolidated Balance Sheet included financial liabilities of $967 million (December 31, 2011 - $1.2 billion) in Accounts Payable and $102 million (December 31, 2011 - $137 million) in Deferred Amounts.

Derivative Financial Instruments Summary
Information for the Company's derivative financial instruments, excluding hedges of the Company's net investment in self-sustaining foreign operations, is as follows:

September 30, 2012
(unaudited) (millions of Canadian dollars unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$168	$107	$7	$16
Liabilities	$(195)	$(126)	$(13)	$(16)
Notional Values
Volumes(3)
Purchases	31,717	99	-	-
Sales	32,700	73	-	-
Canadian dollars	-	-	-	620
U.S. dollars	-	-	US 1,255	US 200
Cross-currency	-	-	47/US 37	-

Net unrealized gains/(losses) in the period(4)
Three months ended September 30, 2012	$1	$12	$13	-
Nine months ended September 30, 2012	$(17)	$2	$5	-

Net realized (losses)/gains in the period(4)
Three months ended September 30, 2012	$4	$(4)	$6	-
Nine months ended September 30, 2012	$8	$(19)	$21	-

Maturity dates	2012-2016	2012-2016	2012-2013	2013-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$85	-	-	$13
Liabilities	$(130)	$(6)	$(41)	-
Notional Values
Volumes(3)
Purchases	17,745	3	-	-
Sales	7,467	-	-	-
U.S. dollars	-	-	US 42	US 350
Cross-currency	-	-	136/US 100	-

Net realized gains/(losses) in the period(4)
Three months ended September 30, 2012	$(49)	$(7)	-	$2
Nine months ended September 30, 2012	$(101)	$(21)	-	$5

Maturity dates	2012-2018	2012-2013	2012-2014	2013-2015

(1)
All derivative financial instruments held for trading have been entered into for risk management purposes and are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.

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(4)
Realized and unrealized gains and losses on derivative financial instruments held for trading used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $13 million and a notional amount of US$350 million. Net realized gains on fair value hedges for the three and nine months ended September 30, 2012 were $2 million and $6 million, respectively, and were included in Interest Expense. In the three and nine months ended September 30, 2012, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
For the three and nine months ended September 30, 2012, there were no gains or losses included in Net Income for discontinued cash flow hedges where it was probable that the anticipated transaction would not occur. No amounts have been excluded from the assessment of hedge effectiveness.

2011
(unaudited) (millions of Canadian dollars unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)(3)
Assets	$185	$176	$3	$22
Liabilities	$(192)	$(212)	$(14)	$(22)
Notional Values(3)
Volumes(4)
Purchases	21,905	103	-	-
Sales	21,334	82	-	-
Canadian dollars	-	-	-	684
U.S. dollars	-	-	US 1,269	US 250
Cross-currency	-	-	47/US 37	-

Net unrealized gains/(losses) in the period(5)
Three months ended September 30, 2011	$6	$(13)	$(41)	$1
Nine months ended September 30, 2011	$9	$(39)	$(41)	$1

Net realized gains/(losses) in the period(5)
Three months ended September 30, 2011	$15	$(20)	$(7)	-
Nine months ended September 30, 2011	$20	$(61)	$26	$1

Maturity dates	2012-2016	2012-2016	2012	2012-2016

Derivative Financial Instruments in Hedging Relationships(6)(7)
Fair Values(2)(3)
Assets	$16	$3	-	$13
Liabilities	$(277)	$(22)	$(38)	$(1)
Notional Values(3)
Volumes(4)
Purchases	17,188	8	-	-
Sales	8,061	-	-	-
U.S. dollars	-	-	US 73	US 600
Cross-currency	-	-	136/US 100	-

Net realized losses in the period(5)
Three months ended September 30, 2011	$(56)	$(6)	-	$(4)
Nine months ended September 30, 2011	$(112)	$(14)	-	$(13)

Maturity dates	2012-2017	2012-2013	2012-2014	2012-2015

(1)
All derivative financial instruments held for trading have been entered into for risk management purposes and are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.

(2)	Fair values equal carrying values.

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(3)	As at December 31, 2011.
(4)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
(5)
Realized and unrealized gains and losses on derivative financial instruments held for trading used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(6)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $13 million and a notional amount of US$350 million at December 31, 2011. Net realized gains on fair value hedges for the three and nine months ended September 30, 2011 were $1 million and $5 million, respectively, and were included in Interest Expense. In the three and nine months ended September 30, 2011, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(7)
For the three and nine months ended September 30, 2011, there were no gains or losses included in Net Income for discontinued cash flow hedges where it was probable that the anticipated transaction would not occur. No amounts were excluded from the assessment of hedge effectiveness.

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company's Balance Sheet was as follows:

(unaudited) (millions of dollars)	September 30, 2012	December 31, 2011

Current
Other current assets	302	361
Accounts payable	(340)	(485)

Long term
Intangibles and other assets	250	202
Deferred amounts	(211)	(349)

Derivatives in Cash Flow Hedging Relationships

The components of OCI related to derivatives in cash flow hedging relationships are as follows:

	Cash Flow Hedges
Three months ended September 30 (unaudited)	Power		Natural Gas		Foreign Exchange		Interest
(millions of dollars, pre-tax)	2012	2011	2012	2011	2012	2011	2012	2011

Changes in fair value of derivative instruments recognized in OCI (effective portion)	96	(25)	(3)	(14)	(5)	13	-	(1)
Reclassification of gains and (losses) on derivative instruments from AOCI to Net Income (effective portion)	54	26	15	27	-	-	4	11
Gains on derivative instruments recognized in earnings (ineffective portion)	5	1	1	1	-	-	-	-

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	Cash Flow Hedges
Nine months ended September 30 (unaudited)	Power		Natural Gas		Foreign Exchange		Interest
(millions of dollars, pre-tax)	2012	2011	2012	2011	2012	2011	2012	2011

Changes in fair value of derivative instruments recognized in OCI (effective portion)	74	(128)	(17)	(39)	(5)	6	-	(1)
Reclassification of gains on derivative instruments from AOCI to Net Income (effective portion)	129	58	43	80	-	-	14	33
Gains on derivative instruments recognized in earnings (ineffective portion)	6	2	-	-	-	-	-	-

Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company's credit rating to non-investment grade. Based on contracts in place and market prices at September 30, 2012, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $41 million (2011 - $77 million), for which the Company had provided collateral of nil (2011 - $6 million) in the normal course of business. If the credit-risk-related contingent features in these agreements were triggered on September 30, 2012, the Company would have been required to provide collateral of $41 million (2011 - $71 million) to its counterparties. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds. The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

Fair Value Hierarchy

The Company's assets and liabilities recorded at fair value have been classified into three categories based on the fair value hierarchy.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

In Level II, the fair value of interest rate and foreign exchange derivative assets and liabilities is determined using the income approach. The fair value of power and gas commodity assets and liabilities is determined using the market approach. Under both approaches, valuation is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, interest rate swap curves, yield curves, and broker quotes from external data service providers. Transfers between Level I and Level II would occur when there is a change in market circumstances. There were no transfers between Level I and Level II in the nine months ended September 30, 2012 and 2011.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, they are transferred out of Level III and into Level II.

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Long-dated commodity transactions in certain markets where liquidity is low are included in Level III of the fair value hierarchy, as the related commodity prices are not readily observable. Long-term electricity prices are estimated using a third-party modelling tool which takes into account physical operating characteristics of generation facilities in the markets in which the Company operates. Inputs into the model include market fundamentals such as fuel prices, power supply additions and retirements, power demand, seasonal hydro conditions and transmission constraints. Long-term North American natural gas prices are based on a view of future natural gas supply and demand, as well as exploration and development costs. Long-term prices are reviewed by management and the Board on a periodic basis. Significant decreases in fuel prices or demand for electricity or natural gas, or increases in the supply of electricity or natural gas may result in a lower fair value measurement of contracts included in Level III.

The fair value of the Company's assets and liabilities measured on a recurring basis, including both current and non-current portions, are categorized as follows:

	Quoted Prices in Active Markets (Level I)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III)		Total
(unaudited) (millions of dollars, pre-tax)	Sept 30 2012	Dec 31 2011	Sept 30 2012	Dec 31 2011	Sept 30 2012	Dec 31 2011	Sept 30 2012	Dec 31 2011
Derivative Financial Instrument Assets:
Interest rate contracts	-	-	29	36	-	-	29	36
Foreign exchange contracts	-	-	160	141	-	-	160	141
Power commodity contracts	-	-	242	201	9	-	251	201
Gas commodity contracts	90	124	17	55	-	-	107	179
Derivative Financial Instrument Liabilities:
Interest rate contracts	-	-	(16)	(23)	-	-	(16)	(23)
Foreign exchange contracts	-	-	(75)	(102)	-	-	(75)	(102)
Power commodity contracts	-	-	(318)	(454)	(5)	(15)	(323)	(469)
Gas commodity contacts	(114)	(208)	(18)	(26)	-	-	(132)	(234)
Non-Derivative Financial Instruments:
Available-for-sale assets	32	23	-	-	-	-	32	23
	8	(61)	21	(172)	4	(15)	33	(248)

The following table presents the net change in the Level III fair value category:

	Derivatives(1)
	Three months ended		Nine months ended
(unaudited)	September 30		September 30
(millions of dollars, pre-tax)	2012	2011	2012	2011

Balance at beginning of period	7	(30)	(15)	(8)
New contracts	-	-	-	1
Settlements	-	1	(1)	1
Transfers out of Level III	(12)	2	(10)	2
Total gains included in Net Income(2)	7	-	8	-
Total gains/(losses) included in OCI	2	10	22	(13)
Balance at end of period	4	(17)	4	(17)

(1)	The fair value of derivative assets and liabilities is presented on a net basis.
(2)
For the three and nine months ended September 31, 2012, the unrealized gains or losses included in Net Income attributed to derivatives that were still held at the reporting date was a loss of $1 million (2011 - nil).

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A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a $6 million decrease or increase, respectively, in the fair value of outstanding derivative financial instruments included in Level III as at September 30, 2012.

9.	Contingencies and Guarantees

TCPL and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the Company's consolidated financial position or results of operations.

Amounts received under the Bruce B floor price mechanism within a calendar year are subject to repayment if the monthly average spot price exceeds the floor price. With respect to 2012, TCPL currently expects spot prices to be less than the floor price for the year, therefore no amounts recorded in revenues in first nine months of 2012 are expected to be repaid.

Guarantees

TCPL and its joint venture partners on Bruce Power, Cameco Corporation and BPC Generation Infrastructure Trust (BPC), have severally guaranteed one-third of certain contingent financial obligations of Bruce B related to power sales agreements, a lease agreement and contractor services. The guarantees have terms ranging from 2018 to perpetuity. In addition, TCPL and BPC have each severally guaranteed one-half of certain contingent financial obligations related to an agreement with the Ontario Power Authority to refurbish and restart Bruce A power generation units. The guarantees have terms ending in 2018 and 2019. TCPL's share of the potential exposure under these Bruce A and Bruce B guarantees was estimated to be $760 million at September 30, 2012. The fair value of these Bruce Power guarantees at September 30, 2012 is estimated to be $15 million. The Company's exposure under certain of these guarantees is unlimited.

In addition to the guarantees for Bruce Power, the Company and its partners in certain other jointly owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities related primarily to redelivery of natural gas, power purchase arrangement (PPA) payments and the payment of liabilities.  TCPL's share of the potential maximum exposure under these assurances was estimated at September 30, 2012 to range from $160 million to $431 million. The fair value of these guarantees at September 30, 2012 is estimated to be $68 million, which has been included in Deferred Amounts. For certain of these entities, any payments made by TCPL under these guarantees in excess of its ownership interest are to be reimbursed by its partners.

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10.	Related Party Transactions

The following amounts are included in Due from TransCanada Corporation:

		2012		2011
(unaudited) (millions of Canadian dollars)	Maturity Dates	Outstanding September 30	Effective Interest Rate	Outstanding December 31	Effective Interest Rate

Discount Notes	2012	2,879	1.4%	2,849	1.4%
Credit Facility		(1,205)	3.0%	(1,435)	3.0%
Credit Facility	2012	(664)	3.8%	(664)	3.8%
		1,010		750